UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Disposal of Treasury Shares

On October 28, 2019, in order to pursue a strategic alliance with Kakao Corp. (“Kakao”), the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s entry into a certain share purchase agreement with Kakao, pursuant to which the Company will acquire newly-issued common shares of Kakao, and Kakao will acquire treasury shares of the Company at Won 236,851 per share (in the aggregate amount of approximately Won 300 billion).

1. Number of Treasury Shares to be Disposed		Common shares	1,266,620
		Preferred shares	—

2. Price of the Treasury Shares to be Disposed (Won)		Common shares	236,851
		Preferred shares	—

3. Estimated Aggregate Disposal Value (Won)		Common shares	300,000,213,620
		Preferred shares	—

4. Disposal Period		From	November 5, 2019
		To	November 5, 2019

5. Purpose of Disposal			In accordance with Article 342 of the Korean Commercial Code, the Company plans to dispose a portion of its treasury shares to Kakao in order to strengthen collaboration with Kakao through a strategic alliance.

6. Method of Disposal			Over-the-counter

7. Treasury Shares Held Before Disposal	Acquisition Pursuant to the Financial Investment Services and Capital Markets Act of Korea	Common shares	8,875,883	Percentage of shares (%)	10.99
		Preferred shares	—	Percentage of shares (%)	—

	Other Acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—

8. Date of Resolution by the Board of Directors			October 28, 2019
• Attendance of Outside Directors			Present: 5; Absent: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: October 28, 2019

3